UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement dated 25 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 25, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 25, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

25 April 2013

Barclays PLC

ANNUAL GENERAL MEETING

Chairman's Statement

Ladies and gentlemen, good morning and welcome to the Barclays' Annual General Meeting.

I am glad to see we have such a good turnout today and I was particularly pleased to have had the chance to meet some of you before the meeting.  My Board colleagues and I hope to be able to speak informally to more of you after the meeting over lunch.

I would like to let you know, however, that two of my Board colleagues, Diane de Saint Victor and Reuben Jeffery, are unable to attend the meeting today.  Diane joined the Board on 1 March this year and unfortunately, our meeting today coincided with her company's own Annual General Meeting.  Reuben Jeffery is unable to join us because of a long-standing prior commitment.  Both have asked me to convey their sincere apologies to you.

This is my first Annual General Meeting as Chairman of Barclays and it comes after what has been an extremely difficult period for your company.  The culmination of investigations in respect of LIBOR in June last year led to the resignations of my predecessor, Marcus Agius and the chief executive, Bob Diamond.  In the course of the past year we also increased provisions in respect  of PPI and interest rate hedging products.  I want to thank you for your loyalty through this difficult period.

All of these events have had a profound impact upon your company and have made unequivocally clear the need for substantial change, above all through rebuilding trust.

In future, we must demonstrate that we are truly serving all our stakeholders, that is our shareholders, customers and clients and the communities in which we operate, as well as society as a whole.

As Chairman, my over-riding priority is to focus with the Board, with our Chief Executive, Antony Jenkins, with management and with employees on where we are today and where we aspire to be tomorrow, building improved performance, on a sustainable basis.  That is clearly the route to creating long term shareholder value.  You will have read in the Annual Report that we have three areas of focus: embedding the right culture; running Barclays in the right way; and responding appropriately to regulation.  I will briefly cover each in turn.

Embedding the right culture

Changing Barclays' culture is critical if we are to rebuild trust.  We started work with the launch in January this year of our new Purpose and Values.  We have defined our Purpose as 'Helping people achieve their ambitions - in the right way'.  This is underpinned by five core values: Respect, Integrity, Service, Excellence and Stewardship.  Antony Jenkins will talk more about these values later.

Embedding the new Purpose and Values will, of course, take time but we have already made important progress.  Remuneration structures are being fundamentally changed to ensure they take into account how results are delivered as well as the actual delivery of those results.

As one specific example, we have removed all sales commission for branch-based staff with performance now being measured against customer service metrics.  And, much more widely, we are developing and will be applying a balanced scorecard as the basis for assessment of the performance of all our employees against the values that we have set.

Running Barclays the right way

Ensuring that we have the right framework for governance, to meet the challenges that face us now, is also vital and something to which I am strongly committed.  A business like Barclays will not dependably perform in the right way without the best governance.  We are, therefore, making changes to the way Barclays is governed in order to reflect the new environment in which we are operating and to reinforce the cultural change we need to make.

Barclays was one of the first banks to create a Board Risk Committee and that stood us in very good stead during the financial crisis.  The focus of that committee, quite rightly, has been mostly on financial risks, such as credit, market, capital and funding risk.

To equip Barclays with the tools it needs to meet the challenges of the next period in its development, we need also to ensure there is an equal focus on conduct and reputation risk.  In January, therefore, we created a Board Conduct, Reputation and Operational Risk Committee, which will focus on non-financial risk and, in particular, ensure that our business practices and culture appropriately reflect the needs of all of our stakeholders, especially our customers and clients.

There have also been a number of Board changes since the last AGM.  In addition to the departures of Marcus Agius and Bob Diamond, Alison Carnwath stepped down from the Board in July 2012.  I would like to thank each of them for their contribution to Barclays.

As well as my own appointment and that of Antony Jenkins, we have appointed Tim Breedon and Diane de Saint Victor as non-executive Directors, and we announced on Monday of this week that Mike Ashley and Frits van Paasschen will join the Board shortly.

At this point I would also like to acknowledge that Sir Andrew Likierman will be retiring from the Board at the end of today's meeting.  He has served on the Board with distinction for nine years during what has been perhaps one of the most critical periods in Barclays' entire history.  I would like to thank him on behalf of the Board and shareholders for the significant contribution he has made as a Director and as a member of the Board Audit and Risk Committees.  We wish him well for the future.

Of course, remuneration has been - and continues to be - a key concern for many of our stakeholders and for you as shareholders.  It is without question that, in Barclays and more widely in the banking industry, pay became excessive.  Your Board understands that and is determined to ensure that shareholders receive an increased share of income and pre-compensation profits.

Much progress was made in this respect in 2012 - incentive awards were reduced by 16% overall, and by 20% in the Investment Bank, despite a material increase in adjusted profit before tax.  We are determined to continue making progress in future, which should support further increases in the dividend to which we are committed.

Responding to regulation

Barclays welcomes measures which make the banking system safer and sounder.  After a period of uncertainty, the future shape of the regulatory environment is becoming clearer.  It is evident that intensive and, in some ways, intrusive regulation of our industry is here to stay, together with requirements to hold higher levels and quality of capital and liquidity.  There will also be significant structural reform in the shape of ring-fencing in the UK and other reforms in the US.  We embrace that change in approach and are responding positively.  This new regulatory environment will require changes to both business models and cost structures and work is underway to address these issues.  In the UK, we have begun to look to make some of the structural reform changes we believe will be required by the Banking Reform Bill.

Salz Review

I should also say a few words about the Salz Review which was published earlier this month.  This independent review was commissioned by the Board in July 2012 in the immediate aftermath of the announcement of the LIBOR settlements.  Its remit was to examine our values, principles and standards of operation - the historical culture - and make recommendations for change.  The Board asked for an insightful, rigorous, and independent view of how Barclays could improve.  This is exactly what was delivered by Antony Salz and his team, and we must learn from the report's findings.

I said at the time of publication of the report that it made for uncomfortable reading.  That is indeed the case, but the report's 34 recommendations are reassuringly substantially aligned with work we are already progressing under the Transform programme.

We published today our response to the report, which describes what we are already doing and what further actions we may need to take to fully implement the recommendations.  Copies are available here for you at the meeting or online.  I would like to thank Anthony Salz and his team for their work and for providing invaluable guidance for the Board as we work to regain the trust of our stakeholders.

Close

It was a great honour to be asked to be Chairman of Barclays at such a pivotal time for the bank.  Before I close, I would like to say how much I have been impressed by the quality of our people and of our businesses.  In particular, I want to thank our 140,000 employees worldwide who have shown great commitment and loyalty to both Barclays and to our customers and clients through some profoundly difficult periods.  I know that many of them feel personally bruised by this experience: and I want them to know how much we value and appreciate their steadfast commitment to this great bank.  It is, above all, because of them that I am confident in Barclays' future.

I will now hand over to our Chief Executive, Antony Jenkins, who will give you an update on our business, on our strategy, and the progress we are making in achieving our aim of becoming the 'Go-To' bank.

Chief Executive's statement

Good morning everyone and thanks for coming.

It's stating the obvious to say that the past twelve months have been difficult.  We let our customers and clients, our shareholders, our colleagues and the wider public down and we have a lot to do to put this right.

I'd like to start by echoing the Chairman in thanking you and all of our customers and clients for their support and loyalty.  But today I want to talk about how Barclays is changing.  About how we will build a customer and client focussed, socially useful bank that generates superior and sustainable returns.  We have called this the 'Go-To' bank and I want to share with you our plans to get there and the good progress we are making.

Our industry faces three profound challenges; a long period of subdued economic growth, a tough regulatory framework and rising customer expectations underpinned by technological change.  The global economy will grow slowly for the foreseeable future - growth estimates have been consistently downgraded over the past two years and the impact on confidence is clear.  The global crisis is also the reason for a very different regulatory framework.  We are arguably in the middle of the most radical global transformation of banking regulation ever seen and a lot has already changed.

For example, at Barclays, since 2008 we have:

• Almost doubled our Core Tier 1 ratio to 11%.
• Reduced leverage from 28 to 20 times.
• And increased our surplus liquidity from £43 billion to £140 billion.

These are significant changes and underscore our commitment to a strong balance sheet.  Yet in many ways they represent just the beginning of the changes that we face, whether here in the UK, in Europe, or the United States.  Customer and client expectations are also changing, underpinned by advances in technology.  People want to access what they want, whenever they want it and on their own terms.  Each of these challenges on their own is significant but together they have reshaped the operating environment for our industry.

It was in the context of this new environment that we decided on our goal and our plan to get there.  We have called this the Transform programme.  As I said earlier, our goal is simple: to make Barclays the 'Go-To' bank for all our stakeholders.  What do I mean by that?  We want Barclays to be a true partner for our customers and clients.  We want our customers and clients always to think of us first - because we deliver consistently and because we deliver in the right way.  Someone they trust.

I know we have much to do to achieve this goal - let alone maintain it.  It starts with having a common purpose and values that serve as a foundation for everything else that you want to achieve.

In January we agreed a single cross-business Purpose for Barclays, and five core Values which underpin it.  These were a product of extensive business-wide input and consultation and this is the first time we have worked in this way.

Our purpose: helping people achieve their ambitions - in the right way is the answer to the question 'What is Barclays for?' and will guide everything we do.

Our values are: Respect, Integrity, Service, Excellence and Stewardship.

Cynics will say these will change nothing and I agree that words alone will make little difference.  But I assure you these are not just words.  They are values that will define how we operate from now on.  We will assess performance not just on what our colleagues deliver but on how they deliver it.

We are also launching a new Code of Conduct, later in the year, which will help to ensure that we operate to the highest standards of integrity, honesty and transparency. Of course, actions speak louder than words and I fully expect to be judged against the standards that we have set ourselves.

We also know that, while Barclays has many strengths, our financial performance must improve to meet our long term ambitions.  That is why our financial plan defines how we will deliver a Group Return on Equity above the current Cost of Equity by 2015 and how we will increase the share of income allocated to our shareholders.

The Transform programme is grounded in the most detailed business review ever undertaken by Barclays.  This review looked in detail at 75 business units both in terms of their strategic attractiveness and their current ability to generate a return on equity above the current cost of equity.  You can find the details in our Strategic Review document.

By 2015, we will transform Barclays by focussing solely on activities which support our customers and clients, measured against our values and we will concentrate on markets and businesses where we have scale and competitive advantage - predominantly the UK, US and Africa - whilst maintaining a strong presence across Europe and Asia.

Risk weighted assets will be managed more efficiently through a run-off of legacy assets in Europe and the Investment Bank.  This reduction will be invested in high-return businesses such as the Investment Bank, Barclaycard and Corporate.

Finally, we will reduce costs significantly across the Group by managing our cost base in a fundamentally different way - by looking at processes end to end and by focusing on improving controls and the customer experience.

When we shared the results of this strategic review in February, we made a number of commitments so that you can measure our progress in delivering the Transform plan.

On the financial side, we made six commitments for 2015:

• To deliver a return on equity for the Group in excess of the current cost of equity;
• To reduce the cost base by £1.7bn on a net basis;
• To achieve a cost to income ratio in the mid-50s;
• To reduce RWAs by £75bn gross;
• To ensure our transitional Common Equity Tier 1 ratio exceeds 10.5%; and
• To accelerate our progressive dividend policy from 2014, targeting a pay-out ratio of 30% over time.

We have made an immediate start and we are already making good progress. Since rolling out the Purpose and Values in January, we have worked hard to embed them across the organisation and I am pleased with how my colleagues have welcomed the changes.

Tackling cost is a critical underpinning of the six financial commitments we made and work to transform our cost base is already well underway.

We are on track to execute the £1 billion programme of restructuring and investment for 2013 which we announced in February.  Half of that cost has been incurred in the first quarter, reducing our European retail branch network in order to focus on the mass affluent segment, and re-sizing our equities and investment banking operations in Asia and Europe.

Last week, I also announced a number of organisational changes in our Corporate and Investment Banking, Wealth and Americas businesses.  These changes will accelerate delivery of our plans and ensure we have the senior team in place to build the 'Go-To' bank.  But I'm under no illusions.  Becoming the 'Go-To' bank is a five to ten year journey and sustaining the momentum we have built will be critical.  And as we execute this plan we must build the capabilities, infrastructure and leadership that will allow us to thrive.  This means weaving our purpose and values into the fabric of the business and using a balanced scorecard to create a holistic assessment of our performance against them.

It means creating and sustaining a world-class compliance function.  We are doing this - for the first time all compliance staff will report directly to me through a single, global function head, Hector Sants.  And we are taking action on remuneration, an issue I am well aware is of significant concern to you.  We operate in a highly competitive market for talent and unilaterally reducing compensation without risking the franchise is very difficult.

Our principles on reward remain the same - we will pay for performance, and pay competitively for the best talent. But we recognise the dial has shifted.  We need to give you - our shareholders - a bigger share of the income we generate through dividends and we need to challenge the expectation that performance-related pay is guaranteed, regardless of actual performance.

I understand you want to see more progress and I want to assure you that I am committed to ensuring a further rebalancing of reward between shareholders and colleagues.  This is our plan for the future of Barclays.  But it will not happen overnight.  We will not achieve a return over the current cost of equity until 2015 and cultural change of the scale we are looking at will take time.  This might not be what people want to hear but it's realistic.

I should add that the conclusions and recommendations of the Salz review endorsed the need for change and for the actions which I have set out.  We are absolutely committed to implementing all the changes the review recommends.  Many of them are already underway as part of the Transform programme.

I am extremely proud of the way our colleagues across the world have dealt with the difficulties we have faced over the past 12 months.  Thanks to their continued focus on our customers and clients, our 2012 results and yesterday's first quarter results were good.  So we have strong foundations on which to build.  We have a clear goal - to make Barclays the 'Go-To' bank.

In our Transform programme, we have a clear plan for how to get there and delivery is already under way.  Sometimes we will get things wrong.  When we do, we will apologise and put things right.

But I want to leave you here today with no doubt about my absolute commitment to build the 'Go-To' bank at Barclays and to the actions I have set out.

Thank you and I will now hand back to the Chairman.

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes	+44 (0)20 7116 5752
Maritz Carvalho	+44 (0)20 7116 5711

MEDIA
Giles Croot	+44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.